Dear Gilead Sciences, Inc. Shareholders,	April 16, 2015

The UAW Retiree Medical Benefits Trust is sponsoring the specialty drug pricing risk assessment proposal that you will be asked to vote on at the Company’s upcoming annual meeting of shareholders on May 6, 2015.

We urge you to VOTE FOR PROPOSAL No. 8.

As long-term shareholders, we are concerned that Gilead's existing drug pricing strategy has created additional risks for Gilead in a rapidly changing business environment. Our proposal asks Gilead's Board of Directors to increase transparency around the Company's drug pricing strategies and report on the business risks these strategies may pose to shareholders in the face of rising payor, prescriber, and regulatory pressures to contain U.S. specialty drug costs.

GILEAD'S DRUG PRICING STRATEGY FOR HEPATITIS C DRUGS APPEARS SENSITIVE TO THE ACTIVITIES OF PAYORS, PRESCRIBERS, AND REGULATORS

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A number of public payors – including 28 states’ Medicaid programs – have placed significant restrictions on coverage primarily due to cost pressures. State Medicaid programs have felt pressured to use cost-control measures, such as limiting coverage to the sickest patients and requiring early viral response to continue treatment, to manage “the very serious cost implications” of breakthrough Hepatitis C treatments – specifically, Sovaldi.12 Texas, with the third-largest Medicaid population, did not purchase Sovaldi in 20143 and has sharply restricted coverage of Sovaldi and Harvoni for 2015.4 Given the large population of Hepatitis C patients reliant on public healthcare, these restrictions further reduce the potential patient population for Gilead's products.

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Gilead is facing increased scrutiny from lawmakers based on pricing concerns, patient access, and research and development costs inferred from the price Gilead paid for original Sovaldi developer Pharmasset. The U.S. Senate Finance Committee last year launched an investigation into Gilead’s pricing of Sovaldi, requesting such information as R&D costs including those borne by taxpayers, marketing expenses, and the $48,000 increase in Gilead’s pricing of Sovaldi as compared with the estimated price assigned by Pharmasset. The U.S. Senate Committee on Veterans’ Affairs also held a hearing on treating Hepatitis C in veterans that included testimony on the impact the costs of Sovaldi and Harvoni may have on patient access and the overall sustainability of the U.S. healthcare system.

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Sovaldi and Harvoni together accounted for over 50% of Gilead's total product sales in FY 2014.  If there is a disruption in Gilead's ability to market and sell its Hepatitis C portfolio products, Gilead’s “results of operations and stock price could be negatively affected.”5 Heavy reliance on Sovaldi and Harvoni for sales is concerning and some analysts are worried about the long-term sustainability of Gilead’s Hepatitis C drugs franchise, especially as new competitors enter the market.6

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1 Letter from the National Association of Medicaid Directors to Congress re: Hepatitis C Treatment Costs (October 28, 2014). Available at http://medicaiddirectors.org/sites/medicaiddirectors.org/files/public/namd_sovaldi_letter_to_congress_10-28-14.pdf.
2 Christopher F. Koller, “Sovaldi Redux – The States Muddle Through,” Milbank Memorial Fund. Available at http://www.milbank.org/the-view-from-here/sovaldi-redux-the-states-muddle-through.
3 Joseph Walker, “Gilead’s $1,000 Pill Is Hard for States to Swallow,” The Wall Street Journal (April 8, 2015). Available at http://www.wsj.com/articles/gileads-1-000-hep-c-pill-is-hard-for-states-to-swallow-1428525426.
4 “Is the HCV Market as Big as Thought?” Company Update, Bank of America Analyst Report (April 10, 2015).
5 Gilead Sciences, Inc. Form 10-K for FY ending December 31, 2014 at 30.
6 Bank of America Analyst Report.

INCREASED TRANSPARENCY OF THE RISKS ATTENDANT TO GILEAD'S DRUG PRICING STRATEGIES WOULD ALLOW INVESTORS TO ANALYZE LONG-TERM BUSINESS RISKS

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The report requested by our proposal would help investors understand if and how the board fully considered the risks of a rapidly changing business environment and if the board's approach has shifted in light of the increased scrutiny from payors, prescribers, and regulators to Sovaldi and Harvoni.

•	Gilead's stock price fell over 17% after Express Scripts – the nation's largest pharmacy benefit manager – announced that it would no longer cover Sovaldi and Harvoni in most cases.7

•	Gilead states that “[a]ny change in the formulary coverage, reimbursement levels or discounts or rebates offered on our HCV products to payers may impact our anticipated revenues.”8

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Increased scrutiny from payors, prescribers, and regulators may adversely affect Gilead’s ability to introduce new products to market or increase sales of existing products. Gilead notes that “[i]f we do not introduce new products to market or increase sales of our existing products, we will not be able to increase or maintain our total revenues nor continue to expand our R&D efforts.”9

•	Gilead’s 2014 10-K filing lists numerous risk factors related to the costs of its products but provides little insight regarding the Board’s business strategy to address these factors.

We therefore urge you to VOTE FOR PROPOSAL No. 8.

For additional information, please call (734) 929-5789.

Sincerely,

Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

THIS IS NOT A PROXY SOLICITATION AND NO PROXY CARDS WILL BE ACCEPTED
Please execute and return your proxy card according to Gilead Science, Inc.'s instructions.

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7 Michelle Fay Cortez, “Express Scripts Raises Pressure on Gilead for Drug Price,” Bloomberg (April 8, 2014). Available at http://www.bloomberg.com/news/articles/2014-04-08/express-scripts-raises-pressure-on-gilead-for-drug-price.
8 Gilead 2014 10-K at 30.
9 Gilead 2014 10-K at 31.